UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nucor Corporation

File No. 001-04119 - CF#32169

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Nucor Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed February 27, 2015.

Based on representations by Nucor Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and geological or geophysical information and data concerning wells under the Freedom of Information Act, 5 U.S.C 552 (b)(9), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10(xxv)   through October 31, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary